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Exhibit (a)(5)(A)

Ditech Networks Appoints Todd Simpson As CEO

Former CEO of Jasomi Networks named to lead Ditech

Mountain View, California, Sept. 24, 2007—Ditech Networks, Inc. (NASDAQ: DITC), a leader in the development of voice processing systems for communications networks, today announced that its Board of Directors voted to appoint Todd Simpson as President and Chief Executive Officer, effectively immediately.

"I am very pleased to announce that Todd will be leading Ditech Networks," said Edwin L. Harper, who has been serving as interim CEO. Harper currently is Ditech's chairman of the board, and will remain in that capacity. "I believe Todd's insight into the communications industry's rapidly growing markets and his depth of technology experience will be highly effective in moving Ditech forward."

"I am excited about working closely with employees and the board to extend Ditech's position as a voice quality leader in the communications industry," Simpson said. "I'm also eager to work with Ditech's customers and partners as we further serve mobile and VoIP markets around the world."

Simpson came to the company through Ditech's acquisition of Jasomi Networks, an award-winning provider of VoIP session border controllers. Simpson served as President and CEO of Jasomi, establishing the corporation as a thought leader in the industry during his time there. Prior to Jasomi, Todd was CTO of Zi Corporation and founded several successful Canadian high-tech firms. Todd also has a Ph.D. in Computer Science and has obtained several patents.

About Ditech Networks

Ditech Networks supplies voice processing equipment for telecommunication networks around the world. Ditech Networks' solutions incorporate advanced voice processing, Session Initiation Protocol (SIP), and security technologies delivered on carrier-grade scalable platforms to enhance the delivery of communications services over mobile, Voice over IP, and wireline networks. Ditech Networks' customers are premier network operators including Verizon Wireless, Sprint/Nextel, Orascom Telecom, and others that collectively serve more than 150 million subscribers. Ditech Networks is headquartered in Mountain View, California. For more information, visit www.ditechnetworks.com.

Press Contact: Rob Adler PR@vantage for Ditech Networks 415 984 1970 x104 radler@pr-vantage.com	Investor Contact: Bill Tamblyn Ditech Networks 650-623-1309

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Ditech Networks Appoints Todd Simpson As CEO Former CEO of Jasomi Networks named to lead Ditech